

June 13, 2011

Via E-mail
Carolyn V. Wolski, Esq.
Vice President and General Counsel
Michael Foods Group, Inc.
301 Carlson Parkway, Suite 400
Minnetonka, MN 55305

> **Re:** **Michael Foods Group, Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-4**
> **Filed May 27, 2011**
> **File No. 333-173400 & -01 to -12**

Dear Ms. Wolski:

We have reviewed your response to our letter dated May 5, 2011 and have the following additional comments.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 31

1. We note from your response to prior comment 13 that you have revised the introductory section of the unaudited pro forma financial statements to include details of the nature and terms of the merger and the nature and terms of the senior secured credit facilities and senior notes. However, we do not believe that your revised disclosure adequately discloses the details of the purchase price allocation. Please revise to disclose the details of the purchase price allocation including the nature and amount allocated to each major class of assets and liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended April 2, 2011 as Compared to Three Months Ended April 3, 2010, page 41

2. We note from your response to prior comment 21 and revised disclosure in MD&A that you removed the disclosure of gross profit without the transaction related items in your discussion of the results of operations for fiscal 2010 as compared to fiscal 2009. Please also remove the disclosure of the non-GAAP financial measure "gross profit without the impacts of the transaction-related items" as disclosed on page 42 in the results of operations for the three months ended April 2, 2011 as compared to the three months ended April 3, 2010.

Management, page 64

3. Please revise to remove marketing language from the description of your officers and directors. In this regard, please remove the words "strong" and "extensive" from the biographical description of Mr. Weldon.

Certain Relationships and Related Transactions, page 73

4. We note from your response to prior comment 27 that you have revised Note B to the audited financial statements to include a discussion of certain terms of the Stockholders Agreement and the Registration Rights Agreement. Please revise to also include disclosure of the terms regarding rights to appoint members of the board of directors included in the Stockholders Agreement.

Notes to the Audited Financial Statements

General

5. We note from the discussion under the heading "Customers" on page 58 that certain customers accounted for more than 10% of your 2010 consolidated net sales. Please revise the notes to your financial statements to include the disclosures required by ASC 280-10-50-42 with respect to your sales to these major customers.

Note B. Business Combination, page F-17

6. We note from your response to prior comment 39 and revised disclosure in Note B that due to the nature of the business combination, no significant synergies are expected to result from the merger. We also note from your response that the resulting goodwill is a result of owners' expectations that you will continue to exhibit historical characteristics of solid cash flow generation and de-leveraging and consistent volume and EBITDA and therefore you do not believe a description of the qualitative factors is appropriate. However, in light of the significant amount of goodwill recorded as part of the purchase price allocation, we believe that a qualitative description of the factors that make up the goodwill recognized should be disclosed as required by ASC 805-30-50-1. Please revise accordingly. Also, please tell us how you evaluated the existence of all potential intangible assets prior to recording goodwill. See guidance in ASC 805-20-55.

Note F. Related Party Transactions, page F-24

7. We note from your response to prior comment 43 that a portion ($7,099,157) of the $16,750,000 paid to the managers was allocated to transaction costs and was recorded as part of the dividend to parent and therefore did not flow through the financial statements of the Company. Please explain to us in more detail, and revise your disclosure to indicate, why you believe it is appropriate to recognize the transaction costs in your financial statements as a dividend to your parent, rather than as an expense. Also, please

revise Note F to explain how you accounted for the remaining portions of the $16,750,000 fee paid and explain your basis or rationale for the treatment used.

Note I. Stock Based Compensation, page F-27

8. We note from your response to prior comment 47 and your revised disclosure in Note I that the $35.6 million amount represents the compensation paid to shareholders for the difference between the implied price per share paid for the Predecessor in the Merger and the exercise price of their outstanding options, less the compensation expense previously recorded on those shares. Please clarify for us and revise your disclosure to clarify whether cash was paid to the shareholders as part of this transaction. Also, please revise to disclose the amount of the implied price per share paid for the Predecessor in the Merger.

Note J. Subsequent Events, page F-32

9. We note from the disclosure included in Note J that in connection with the refinancing of your credit agreement on February 25, 2011 all third party fees incurred were expensed as incurred. We also note from the disclosure that the total third party costs that were expensed as incurred totaled $4.5 million. Please explain why you believe that your treatment of these third party fees complies with the guidance outlined in ASC 470-50-40-21. We may have further comment upon review of your response.

Unaudited Interim Financial Statements for the Quarter Ended April 2, 2011

Note F. Shareholders' Equity, page F-60

10. We note your disclosure that options are granted with option prices based on the estimated fair market value of common stock at the date of grant as determined by MFI Holding. In light of the fact that a public market does not exist for your shares of stock, please revise to disclose how you determined or calculated the fair market value of the stock for purposes of valuing the options granted during the three months ended April 2, 2011.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

11. Please provide a currently dated consent of your independent registered public accountant in all future amendments.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief at (202) 551- 3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Todd R. Chandler, Esq.
         Weil, Gotshal & Manges LLP